

Mail Stop 3561

April 16, 2009

Via U.S. mail and facsimile

David A. DeLorenzo, President
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA91362

**RE: Dole Food Company, Inc.
Form 10-K for Fiscal Year Ended December 29, 2007 and Filed April 11,
2008
File No. 1-04455**

Dear Mr. DeLorenzo:

We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services